Code of Ethics

Most Recently Revised: October 23, 2023

Introduction

MFP Investors LLC (together with its applicable affiliates, the “Firm”) is a fiduciary that owes a duty of undivided loyalty to its clients, including MFP Partners, L.P. (the “Partnership”), Evermore Global Value Fund (the “Fund”) and other accounts managed by the Firm from time to time, as well as their respective limited partners, investors and shareholders. In order to educate our employees, protect the reputation of the Firm and guard against violating securities law, both federal and state, the Firm is adopting this Code of Ethics (the “Code”) to establish standards of conduct to which our employees must adhere.

Employee Requirements

Each employee is required to read and understand the Code and retain a copy of the Code for future reference. Please address any questions regarding any provisions or the application of the Code to the Compliance Officer. Each employee is also required to sign a statement acknowledging receipt of the Code and any amendments to the Code and affirm his or her understanding and compliance. A copy of the certification is included separately. Each employee is required to report any possible violations of the policies and procedures contained in the Code that come to his or her attention to the Compliance Officer.

This Code is not a complete guide to all regulations and other compliance concerns. This Code is intended to be read in connection with our Employee Handbook and our separate Policies and Procedures to Detect and Prevent Insider Trading. Failure to comply fully with the policies and procedures contained in the Code and all applicable securities laws may jeopardize the individual, his or her supervisors, and the Firm itself.

Fiduciary Duty and Standards of Business Conduct

It is the policy of this Firm to establish procedures and guidelines governing the conduct of our business to prevent actual or potential conflicts of interest with our clients and to prevent violations of securities law or other duties owed to clients. It is the duty of the Firm and all of our employees to at all times place the interests of our clients first and favor no client over another client.

In addition to the Firm’s fiduciary duty to its clients, which requires each employee to act solely for the benefit of the clients, employees also have a duty to act in the best interests of the Firm. Therefore, it is in the best of interest of the Firm for employees to avoid potential conflicts of interest, or even the appearance of such conflicts.

While it is impossible to define all situations that might pose a risk of securities law violations or create conflicts, this Code is designed to address a number of circumstances where such concerns are likely to arise. By complying with the guidelines below, the Firm’s employees can minimize their potential exposure and the Firm’s potential exposure to violations of securities law, prevent fraudulent activity and reinforce fiduciary principles.

The Firm prohibits employees from using knowledge about pending or currently considered securities transactions for clients to profit personally, directly or indirectly, as a result of such transactions, including by purchasing or selling such securities. It is the policy of the Firm that information concerning the identity of security holdings and financial circumstances of clients and former clients are and will remain confidential, except to the extent such information is generally available to the public.

Failure to Comply

Failure to comply with the provisions of this Code is a ground for disciplinary action, including discharge by the Firm. Adherence to the Code is considered a basic condition of your employment with the Firm. If you have any doubt as to the propriety of any activity, you should consult with the Firm’s Compliance Officer.

Application and Administration of the Code

Persons Covered by the Code

The Code applies to all employees. For purposes of the Code, the term “employee” means any partner, officer, director (or other person occupying a similar status or performing similar functions), or employee of the Firm, or other person who provides investment advice on behalf of the Firm and is subject to the supervision and control of the Firm. In addition, the Compliance Officer may designate additional persons as “employees” for purposes the Code, such as temporary workers, consultants, or independent contractors.

Important Definitions

The personal trading requirements and restrictions contained in the Code apply to “reportable securities” in any “personal account.”

“Personal Account”

The term “personal account” means any securities account in which an employee has any direct or indirect “beneficial ownership.” The term beneficial ownership is defined broadly under securities law and means generally the opportunity, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, to profit from, or share in any profit derived from, a transaction in the subject securities. Therefore a personal account includes generally, but is not necessarily limited to, the following:

○	An account in the name of an employee;

○	An account in the name of an employee’s spouse or domestic partner;

○	An account in the name of an employee’s child under the age of 18 or in the name of a child over the age of 18 who is financially dependent on the employee;

○	An account in the name of an employee’s relative or other individual living with the employee (including children, stepchildren, grandchildren, parents, stepparents, grandparents, brothers, sisters, parents-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, including adoptive relationships);

○	An account in which an employee or a member of the employee’s family has a financial interest (including those held in the name of a nominee or custodian); and

○	An account with respect to which an employee, or a member of the employee’s family, directly or indirectly, controls or participates in or has the right to control or to participate in investment decisions.

If you have any questions regarding whether a particular account should be viewed as a personal account, please contact the Compliance Officer.

“Reportable Security”

The term “reportable security” means all securities as defined under the Investment Advisers Act, and includes:

○	Interests in the Fund;

○	Debt and equity securities, including municipal bonds; Options on securities;

○	All forms of limited partnership and limited liability company interests, including interests in private investment funds (such as hedge funds), and interests in investment clubs;

○	Foreign unit trusts and foreign mutual funds; and ETFs other than broad-based ETFs.

Also, for purposes of this Code, the following financial instruments are included in the definition of the term “reportable security”: forward currency exchange contracts and options, currency, financial, and commodity futures contracts and options on such contracts, any over-the-counter contracts referencing financial instruments, indices, or commodities. The term “reportable security,” however, does not include the following:

○	Direct obligations of the U.S. government (e.g., treasury securities);

○	Bankers’ acceptances, bank certificates of deposit, commercial paper, and high quality short-term debt obligations, including repurchase agreements;

○	Shares issued by money market funds; Shares issued by broad-based ETFs;

○	Shares of open-end mutual funds that are not advised or sub-advised by the Firm (or the Firm’s affiliates); and

○	Shares issued by unit investment trusts that are invested exclusively in one or more open-end mutual funds, none of which are funds advised or sub-advised by the Firm (or the Firm’s affiliates).

If you have any questions regarding whether a particular security should be viewed as a reportable security, please contact the Compliance Officer.

Personal Trading Reporting and Pre-Approval Procedures

Disclosure of Brokerage Accounts and Statements

All employees must initially report to the Compliance Officer all personal accounts, and must thereafter report the opening of any new personal account promptly. This obligation will be satisfied by providing ACA with the necessary information and consents to onboard all personal accounts of such employee under this Code in ACA’s compliance system, ComplianceAlpha.

Initial and Annual Holdings Reports

All employees are required to submit to the Compliance Officer (through ACA’s ComplianceAlpha) both an initial and annual securities holdings reports that disclose all reportable securities held in any personal account. The Firm intends that compliance by each employee with the certifications and notices required by ComplianceAlpha will satisfy these requirements.

○	Timing of Reports. Initial holdings reports must be submitted no later than 10 business days after becoming an employee or to the extent not already provided, no later than 10 business days after first being provided this Code. Annual holdings reports must be submitted at least once each year thereafter by January 30th. The information contained in the initial holdings report shall include all information from the initial date of hire and must be current as of a date no more than 45 days prior to the date the report is submitted.

○	Minimum Information. Each report must contain the following minimum information for each reportable security: (1) the title and type of reportable security, and the exchange ticker symbol or CUSIP number (as applicable), number of shares and principal amount; (2) the name of any broker, dealer or bank with which the employee maintains any personal account; and (3) the date on which the employee submits the report.

Quarterly Transaction Reports

All employees are required to submit to the Compliance Officer a quarterly transaction report disclosing each reportable security transaction in any personal account during the calendar quarter. The Firm intends that compliance by each employee with the certifications and notices required by ComplianceAlpha will satisfy these requirements.

○	Timing of Reports. Quarterly transaction reports must be submitted no later than 30 days after the end of each calendar quarter.

○	Minimum Information. Each report must contain the following minimum information for each reportable security transaction: (1) the date of the transaction, the title, and the exchange ticker symbol or CUSIP number (as applicable), interest rate and maturity date, number of shares, and principal amount of each reportable security involved; (2) the nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition); (3) the price of the reportable security at which the transaction was effected; (4) the name of the broker, dealer or bank with or through which the transaction was effected; and (5) the date on which the employee submits the report.

Personal Trade Reporting Exceptions

No employee is required to submit:

○	Any report with respect to reportable securities held in a personal account over which the employee has no direct or indirect influence or control (e.g., a blind trust).

○	A quarterly transaction report with respect to transactions effected pursuant to an automatic investment plan (i.e., a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation, including any dividend reinvestment plans).

Confidentiality of Personal Trading Reports

All reports, statements and information provided to the Firm pursuant to this Code shall be treated as confidential, except that such reports, statements and information may be disclosed to the extent necessary or appropriate to ensure compliance with the Firm’s policies and procedures, to the extent required by law or regulation or to the extent the Firm considers it necessary or advisable to release such information in cooperating with a regulatory or other investigation, inquiry or examination.

Personal Trading Restrictions and Pre-Approval Requirements

This Code places certain restrictions on trading reportable securities in personal accounts. No employee may execute, attempt to execute or cause to have executed:

○	For any personal account (or any other account managed by the Firm) any transaction in a security while in possession of material, nonpublic information related to the issuer of the security.

○	For any personal account a trade in a reportable security that in any way interferes with the fulfillment of the employee’s business duties and responsibilities or fiduciary duty to a client or the Firm, which may include, for example:

•	Knowingly executing for a personal account a reportable security that is currently held long or short for one or more client accounts, that has an order pending for a client account, or that is being considered by the Firm for purchase or sale for one or more client accounts, without establishing that such transaction will not conflict with the interests of clients or interfere with or hinder any investment strategy or activity of the Firm; and

•	Knowingly structuring one or more transaction in a personal account involving reportable securities or timing such transactions to create an appearance of activity or liquidity or to affect or influence improperly the bid, offer, market price or closing price of any security. Your attention is also directed to “Other Conflicts of Interest” and “Other Transactions” discussed later in this Code.

○	No employee shall purchase or sell any reportable securities for a personal account without prior written approval. Absent extraordinary circumstances approved in writing by the Managing Member, no employee shall purchase or sell short (directly or indirectly) any reportable securities owned by Firm clients as a result of its recommendation. An employee shall request prior approval by submitting the request through ComplianceAlpha, or at the discretion of the Compliance Officer or David Marcus, via email to compliance@mfpllc.com, which shall:

•   State the name of the issuer and type of security, the proposed transaction date, the maximum number of shares or face amount of the security proposed to be purchased or sold; and

•   Identify whether the security to be purchased or sold is on the restricted list, owned by any Firm clients, a private placement or an initial public offering.

○	Written requests for prior approval submitted through ComplianceAlpha, or at the discretion of the Compliance Officer, via email to compliance@mfpllc.com, shall be reviewed and approved as follows:

•	Requests made by employees primarily providing investment advisory services to the Fund shall be approved by David Marcus or the Chief Financial Officer, provided that requests by David Marcus shall be approved by the Firm’s head trader or the Chief Financial Officer;

•	Requests made by all other employees shall be approved by the Firm’s head trader or the Chief Financial Officer, provided that requests by the Firm’s head trader shall be approved by David Marcus or the Chief Financial Officer;

•	Requests made by the Chief Financial Officer shall be approved by the Firm’s head trader or David Marcus; and

•	Requests to purchase or sell (i) any securities from issuers on the Firm’s restricted list, or any derivatives or substantially similar securities to any securities on the restricted list, (ii) private placements, or (iii) initial public offerings will require approval of the Compliance Officer, provided that requests by the Compliance Officer shall be approved by the Chief Financial Officer.

○	All approvals, once granted, shall be effective until the end of the day that such approval is granted, unless such approval is otherwise rescinded. If the transaction is not effected on that day, the approval expires and the pre-approval must be renewed. Notwithstanding the foregoing, David Marcus or the Compliance Officer may, in their discretion, extend such approval for such period as they deem appropriate for purchase or sale of certain reportable securities which have a lower likelihood of interfering with the obligations of Firm as an investment adviser or the interests of Firm Clients, including the Fund or the Partnership.

○	The requirement to obtain pre-approval for the purchase or sale of a reportable security in a personal account does not apply in the following circumstances:

•	To the acquisition of any reportable securities through non-volitional events such as dividend reinvestments or stock splits.

•	To any personal account over which an employee has granted investment discretion to a third-party manager, provided that (1) the employee does not have substantive investment-related discussions with the third-party manager and provides an annual certification to that effect to the Compliance Officer; (2) the personal account is restricted from acquiring securities issued in a private placement or initial public offering without the prior approval of the Compliance Officer; and (3) the employee complies with the annual holdings and quarterly transaction reporting requirements with respect to the personal account. Note that the Compliance Officer may, at his discretion, refuse or revoke this exemption.

Other Conflicts of Interest

Employees should also be aware that other activities may involve conflicts of interest. The following are examples of situations involving real or potential conflicts:

○	Information acquired in connection with employment with the Firm may not be used in any way that might be contrary to or in competition with the interests of clients or the Firm.

○	Information regarding actual or contemplated investment decisions, research priorities or client interests should not be disclosed to persons outside the Firm and in no way can be used for personal gain.

Other Transactions

No employee shall participate on behalf of the Firm, or any client of the Firm, or on such employee’s own behalf in any of the following transactions:

○	Use of Firm funds for political purposes;

○	Payments or receipt of bribes, kickbacks or other amounts with any understanding that part or all of such amount will be refunded or delivered to a third party (such as consultants to retirement plans subject to ERISA) in violation of any applicable law;

○	Payments to governmental officials or employees other than in the ordinary course of business for legal purposes (e.g., payment of taxes; political contributions);

○	Client referrals to third parties, such as accountants or attorneys, in return for any expected benefit;

○	Use of the funds or assets of the Firm for any unlawful or improper purpose; and

○	Use of any device, scheme, artifice, or practice that operates, or is intended to operate, as a fraud or deceit upon the Firm or any client of the Firm.

Whether a violation of any of these rules has occurred shall be determined by the Firm in the reasonable exercise of its judgment, regardless of whether or not any civil or criminal procedures has been instituted by any person.

Reporting Violations

Employees must promptly report any violation of the Code to the Compliance Officer. All reports will be treated confidentially, to the extent permitted by law, and investigated promptly and appropriately. The Firm will not retaliate against any person who reports a violation of the Code in good faith and any retaliation constitutes a further violation of the Code.

Review of Reports and Oversight of the Code

The Firm will review personal trading reports submitted by employees under this Code, and will periodically compare the information contained in the reports to transactions entered into by the Firm and its affiliates and their respective clients.

The Firm, upon discovering that a violation of the Code has occurred, may impose such sanctions, as deemed appropriate, including, among other things, a letter of sanction or suspension or termination of employment of the violator or any other sanction the Compliance Officer in conjunction with other senior officers of the Firm determines.